FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 21, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom Announces Organizational and Management Changes

Budapest —April 21, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces the following organizational and management changes.

Magyar Telekom (MT) has successfully positioned itself in the consumer market as a leading three screen company serving its customers with multiple products and services on mobile handsets, laptop/computers and television, with approximately 650,000 homes passed via high speed internet connections, market share leadership in mobile broadband and the number two position in the TV market.

In order to further improve its effectiveness in responding to quickly changing market and economic conditions, MT’s Board of Directors has decided on changes to the management structure of the company on April 21, 2010. After the introduction of a customer focused organization in 2008, in order to further improve decision making and flexibility of the company, a more functional organization is required. The changes will enhance cooperation between marketing, sales and technology areas, and will ensure the company’s transition from traditional fixed and mobile service provider to an innovative communications, entertainment and information services company.

All mass market product management, communications, market research and branding competencies, previously distributed across different areas of the company, will be combined under a new Chief Marketing Officer. This position will be assumed by István Király, currently Director of Marketing in MT’s Business Services Business Unit. Together with a new marketing and branding approach this will ensure a stream of attractive products and services for our customers.

A Chief Sales Officer will be appointed to ensure seamless end-to-end service to MT’s mass market customers. This position will be responsible for sales, customer service, provisioning and logistics for customer premise equipment.

At the same time, a number of policy and governance functions including Legal, Regulatory affairs, Compliance, Internal Audit and Security, currently reporting to the CEO, will now operate under a new Chief Legal and Corporate Affairs Officer.  This position will be held by Balázs Máthé, currently MT’s General Counsel.

New Chief Officers will become members of MT’s Management Committee, reporting directly to the CEO.

As part of streamlining MT’s operations, all finance activities currently operating in different organizations of the company will be combined under the Chief Financial Officer, Thilo Kusch.

In addition to the changes above, Chief Strategy and Corporate Development Officer, Róbert Pataki, will also assume responsibility for MT’s wholesale business.

Leadership in HR, Business Services and Technology areas remains unchanged.

Due to the organizational changes János Winkler, currently Chief Officer for Consumer Services, will leave MT on the basis of a mutual agreement as of April 30. Until the new Chief Officer positions become effective July 1, Chief Executive Officer Christopher Mattheisen will assume responsibility for the current Consumer Services Business Unit.

“I would like to express my deep appreciation for János Winkler’s significant contribution to Magyar Telekom’s success over the years. János played an important role in achieving and maintaining the market leadership of the Westel and later the T-Mobile brand, as well as in the successful launch of the T-Home brand and execution of the company’s three screen strategy. We wish him every success in his future endeavors” - said Christopher Mattheisen.

The organizational changes will take effect as of July 1, 2010.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 21, 2010